Exhibit (a)(5)(2)

UNITED STATES DISTRICT COURT

WESTERN DISTRICT OF MICHIGAN

SOUTHERN DIVISION

ANTHONY SMITH, Individually and on behalf of all others similarly situated,

Plaintiff,

        v.

X-RITE, INC., THOMAS J. VACCHIANO, JOHN E. UTLEY, GIDEON ARGOV, BRADLEY J. COPPENS, DAVID A. ECKERT, COLIN M. FARMER, DANIEL M. FRIEDBERG, L. PETER FRIEDER, MARK D. WEISHAAR, DANAHER CORPORATION, and TERMESSOS ACQUISITION CORP.,

Defendants.

Civil Action No.

CLASS ACTION COMPLAINT

Plaintiff Anthony Smith (“Plaintiff”), by and through his attorneys, alleges upon personal knowledge as to himself, and upon information and belief based upon, among other things, the investigation of counsel as to all other allegations herein, as follows:

SUMMARY OF THE ACTION

1. This is a shareholder class action brought by Plaintiff on behalf of holders of the common stock of X-Rite, Inc. (“X-Rite” or “Company”) to enjoin the acquisition of the publicly owned shares of X-Rite common stock by Danaher Corporation (“Danaher”) and Termessos Acquisition Corp. (“Merger Sub”) as detailed herein (“Proposed Transaction”).

2. On April 10, 2012, X-Rite announced that it had entered into a definitive merger agreement under which Danaher will acquire the stock of X-Rite for approximately $625 million in cash (“Merger Agreement”). Under the terms of the transaction, X-Rite shareholders will receive $5.55 in cash for each share of X-Rite common stock held.

3. In approving the Proposed Transaction, the Individual Defendants have breached their fiduciary duties by, among other things, agreeing to sell to X-Rite without obtaining adequate, fair and maximum consideration under the circumstances.

4. Moreover, the Board has exacerbated its breach of fiduciary duties by agreeing to lock up the Proposed Transaction with deal protective devices that preclude other bidders from making a successful competing offer for the Company. Specifically, in Sections 6.3 and 8.1 of the Merger Agreement, defendants agreed to: (i) a strict no-solicitation provision that prevents the Company from soliciting other potential acquirers or even continuing discussions and negotiations with potential acquirers; (ii) a provision mandating that the Company must inform Danaher before taking action on any proposal from another potential acquirer, and requiring that the Board provide all information relating to the superior proposal (including the terms and identity of the suitor), (iii) a provision that requires the Board to negotiate with Danaher so that it may match any competing and/or superior and (iv) a provision that requires X-Rite to pay Danaher a significant termination fee of $16.6 million.

5. Furthermore, Section 1.4 of the Merger Agreement grants Danaher a “Top-Up” option that seeks to circumvent the application of the entire fairness standard to the Proposed Transaction.

6. In addition, by making misleading statements and material omissions in the Company’s Tender offer solicitation / recommendation filed under Rule 14d-9 filed with the Securities and Exchange Commission on April 17, 2012 (“14d-9”), defendants violated their fiduciary duties. As set forth in detail below, the 14d-9 omits material information thereby rendering shareholders unable to decide whether to vote in favor of the Proposed Transaction. As set forth in detail below, the 14d-9 omits material information thereby rendering shareholders unable to decide whether to tender their shares in the Proposed Transaction. For example, the 14d-9 omits and/or misrepresents material information concerning: (a) the sales process for the Company; and (b) the data and inputs underlying the valuation analyses that purport to support the so-called “fairness opinion” provided by X-Rite’s financial advisor, Centerview Partners LLC (“Centerview”). These omissions and misstatements constitute a breach of defendants’ fiduciary duties to shareholders. Without the omitted and materially misrepresented information, X-Rite’s shareholders cannot make a fully informed regarding the Proposed Transaction.

7. In pursuing the unlawful plan to facilitate the acquisition of X-rite by Danaher for grossly inadequate consideration and through a flawed process, each of the defendants violated applicable law by directly breaching and/or aiding the other defendants’ breaches of their fiduciary duties of loyalty, due care, independence, good faith and fair dealing.

8. For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin Defendants from taking any steps to consummate the Proposed Transaction or, in the event the Proposed Transaction is consummated, recover damages resulting from the Individual Defendants’ (as defined herein) violations of their fiduciary duties of loyalty, good faith, due care, and full and fair disclosure and from Danaher.

PARTIES

9. Plaintiff was, and at all relevant times is, a continuous stockholder of Defendant X-Rite. Plaintiff is a citizen of Texas.

10. Defendant X-Rite is a corporation organized and existing under the laws of the State of Michigan with its principal executive offices located at 4300 44th Street S.E., Grand Rapids, Michigan 49512.

11. Defendant Thomas J. Vacchiano has served as President and Chief Executive Officer of the Company since October 1, 2006 and has served as a director of the Company since 2006. Upon information and belief, Mr. Vacchiano is a citizen of the state of Michigan.

12. Defendant John E. Utley has served as the Chairman of the Board of Directors since 2003. Upon information and belief, Mr. Utley is a citizen of London, England.

13. Defendant Gideon Argov has served as a director of the Company since 2006. Upon information and belief, Mr. Argov is a citizen of the state of Massachusetts.

14. Defendant Bradley J. Coppens has served as a director of the Company since 2010. Upon information and belief, Mr. Coppens is a citizen of the state of Michigan.

15. Defendant David A. Eckert has served as a director of the Company since 2008. Upon information and belief, Mr. Eckert is a citizen of the state of Michigan.

16. Defendant Colin M. Farmer has served as a director of the Company since 2008. Upon information and belief, Mr. Farmer is a citizen of the state of New York.

17. Defendant Daniel M. Friedberg has served as a director of the Company since 2008. Upon information and belief, Mr. Friedberg is a citizen of the state of Connecticut.

18. Defendant L. Peter Frieder has served as a director of the Company since 2003. Upon information and belief, Mr. Frieder is a citizen of the state of Michigan.

19. Defendant Mark D. Weishaar has served as a director of the Company since 2003. Upon information and belief, Mr. Weishaar is a citizen of the state of Michigan.

20. Defendants Vacchiano, Utley, Argov, Coppens, Eckert, Farmer, Friedberg, Frieder, and Weishaar are collectively referred to herein as the “Board” or the “Individual Defendants.”

21. Defendant Danaher is a Delaware corporation whose headquarters is located at 2200 Pennsylvania Ave. N.W., Suite 800W Washington, D.C. 20037-1701.

22. Defendant Merger Sub is a Michigan corporation and a wholly-owned subsidiary of Danaher formed solely for the purpose of consummating the Proposed Transaction.

23. Collectively, X-Rite, the Individual Defendants, Danaher, and Merger Sub are referred to herein as the “Defendants.”

JURISDICTION AND VENUE

24. Jurisdiction is founded upon diversity jurisdiction under 28 U.S.C. §1331 because there is complete diversity between the parties, and the matter in controversy exceeds the sum or value of $75,000.

25. Venue is proper under 28 U.S.C. §1391(b)(2) because X-Rite maintains offices in this District, and a substantial part of the events or omissions giving rise to the claim occurred in this District. Moreover, each of the Individual Defendants as Company officers and/or directors has extensive contacts within this District.

CLASS ACTION ALLEGATIONS

26. Plaintiff brings this action on his own behalf and as a class action pursuant to Rule 23 of the Federal Rules of Civil Procedure on behalf of all holders of X-Rite common stock who are being and will be harmed by Defendants’ actions described below (“Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the Defendants.

27. This action is properly maintainable as a class action because:

a. The Class is so numerous that joinder of all members is impracticable. As of May 3, 2012, there were 86,111,319 shares of X-Rite common stock issued and outstanding.

The actual number of public shareholders of X-Rite will be ascertained through discovery.

b. There are questions of law and fact that are common to the Class, including:

i)	whether the Individual Defendants have breached their fiduciary duties with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction;

ii)	whether the Individual Defendants have breached their fiduciary duty to obtain the best price available for the benefit of Plaintiff and the other members of the Class in connection with the Proposed Transaction; and

iii)	whether Plaintiff and the other members of the Class would suffer irreparable injury were the Proposed Transaction complained of herein consummated.

c. Plaintiff is an adequate representative of the Class, and has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

d. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

e. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

f. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

FURTHER SUBSTANTIVE ALLEGATIONS

I. BACKGROUND OF THE COMPANY

28. X-Rite Incorporated develops, manufactures, markets, and supports color solutions through measurement instrumentation systems, software, color standards, and services in the United States, Europe, and the Asia Pacific. Its measurement instrumentation systems include colorimeters utilized to measure printed colors on packages, labels, textiles, and other materials; spectrophotometers, which measure light at various points over the visible spectrum; densitometers that are instruments that measure optical or photographic density, compare such measurement to a reference standard, and signal the result to the operator of the instrument; spectrodensitometers, which combine the function of a densitometer with the functions of a colorimeter and a spectrophotometer; and sensitometers that are used to expose various types of photographic film for comparing with a reference standard. The Company also provides software and databases that allow the users to collect and store color measurement data, compare that data to established standards and databases, communicate color results, and formulate colors from a database. In addition, it offers standards product line comprising products for the communication and reproduction of color digitally or in print for establishing color standardization; and support services that provide customers, an access to color professional specialists, training, and technical support through color seminars, classroom workshops, on-site consulting, and interactive media development, as well as service repair operations. Further, the company provides retail paint matching systems for home centers, mass merchants, hardware stores, and paint retailers. It serves printing, packaging, photography, graphic design, video, automotive, paints, plastics, textiles, and dental and medical markets through sales personnel, independent sales representatives, and dealers.

II. THE PROPOSED TRANSACTION

29. On April 10, 2012, X-Rite issued a press release announcing the Proposed Transaction:

GRAND RAPIDS, Mich.—(BUSINESS WIRE)—X-Rite, Incorporated (NASDAQ:XRIT—News) today announced that it has signed a definitive merger agreement with Danaher (NYSE: DHR—News) under which Danaher will acquire the company for $5.55 per share in cash, or a total of approximately $625 million including the assumption of debt, net of cash. The transaction was unanimously approved by the X-Rite Board of Directors.

The cash tender offer of $5.55 per share is expected to commence within 5 business days. This offer represents a premium of 39% over X-Rite’s closing share price of $4.00 on April 9, 2012, the last trading day prior to the announcement. Certain stockholders representing approximately 68% of the voting power of X-Rite’s outstanding shares intend to tender their shares into the offer.

Thomas J. Vacchiano Jr., X-Rite’s Chief Executive Officer said, “Joining Danaher enhances X-Rite’s ability to achieve our growth goals while realizing a significant and immediate all-cash premium for X-Rite stockholders. Danaher’s global scale, market presence and resources will allow X-Rite to accelerate our growth, particularly for our key strategic initiatives like PantoneLIVE and Appearance solutions. As part of Danaher, X-Rite will be able to expand our access to new markets and complementary technologies.”

Upon completion of the transaction, X-Rite, headquartered in Grand Rapids, Michigan, will operate as a stand-alone company within Danaher’s Product Identification group which is a part of their Industrial Technology Segment. X-Rite’s existing management team will continue to hold key senior leadership positions at the Company following the close of the transaction. X-Rite will continue to do business under its existing X-Rite, Pantone and other leading brands.

Vacchiano continued, “Our commitment to our customers, employees, partners and local communities remains unchanged. We expect X-Rite customers and employees to benefit from our being part of a larger, stronger company focused on growth and innovation and which shares our passion for retaining, developing and recruiting the best talent available.”

The transaction is subject to regulatory approval and customary closing conditions. It is expected to close during the second quarter of 2012.

Centerview Partners acted as financial advisor to X-Rite and Winston & Strawn LLP served as legal advisor to X-Rite.

III. THE UNFAIR PRICE

30. The failure of the Individual Defendants to secure an adequate price is apparent from the $5.55 per share consideration to which the Individual Defendants agreed. According to Bloomberg, EBITDA and net income multiples for the proposed buyout transaction are lower than the median multiples for comparable transactions. X-Rite, if properly exposed to the market for corporate control, would bring a price materially in excess of the amount offered in the Proposed Transaction.

31. X-Rite has a demonstrated history of strong financial performance and significant upward potential moving forward. Company’s Chief Executive Officer, Thomas J. Vacchiano Jr., remarked on the Company’s growth in a press release announcing the third quarter results for 2011 (released November 3, 2011), stating:

It is gratifying that even with uncertain market and economic conditions X-Rite is still able to drive strong year over year earnings growth through the leverage from our strategic initiatives and unique market position. As we look forward into the fourth quarter we expect to continue to generate single digit sales growth compared to the fourth quarter of 2010.

32. In the same release X-Rite posted the following financial highlights:

•	Net sales of $57.0 million, up 2.8 percent from the third quarter 2010, and up 9.4 percent on a year to date basis

•	Operating income of $8.4 million, up $1.5 million or 20.5 percent from the third quarter 2010, and up 40.7 percent on a year to date basis

•	Net income of $7.0 million, up $7.1 million from the third quarter 2010

•	Fully diluted earnings of $0.08 per share, up from $0.00 per share in the third quarter 2010

•

Adjusted EBITDA of $14.9 million, up $1.7 million from the third quarter 2010. Adjusted EBITDA was 26.1 percent of net sales for the third quarter of 2011 compared to 24.0 percent of net sales for the third quarter 2010

•	Debt re-payments of $11.8 million in the third quarter 2011

33. In a press release titled “X-Rite Reports Strong 2011 Fourth Quarter Earnings, Benefits from New Product Releases, Strategic Initiatives and Cost Controls, Continued Strong Cash Flows Underpin Actions to Drive Revenue and Earnings Growth in 2012 and Beyond” (released March 13, 2012), Mr. Vacchiano, touted X-Rite’s strong performance, stating:

For the full year, X-Rite continued to produce strong cash flows and improve our overall financial strength, including further deleveraging our balance sheet and significantly increasing our net income and earnings per share. As the clear market leader, we will continue to make the investments in new products and technology that should leave us well positioned to drive new sales growth as the global economy recovers.

34. Additionally, X-Rite’s Chief Financial Officer, Rajesh K. Shah, commented, “The Company’s financial performance in 2011 reflects our ability and commitment to consistently maintain high levels of profitability and cash flows. We remain focused on using our strong operating cash flow in a balanced manner to support growth while continuing to pay down debt.”

35. Mr. Vacchiano went on to speak of X-Rite’s positive prospective prospects, stating:

We are encouraged by the continued strong market acceptance of our new product releases and positive financial returns from our strategic investments. Global economic softness which was evident at the end of 2011 continued through the start of 2012. While these conditions are estimated to result in a low single digit decrease in our first quarter 2012 revenues as compared to the first quarter of 2011, we have seen strengthening as we have moved through the quarter. With the successful launch of PantoneLive in March, additional planned new product launches over the course of 2012 and ongoing gains from our key strategic initiatives, we are optimistic about the Company’s overall growth potential and financial performance for the full year.

36. In the same press release, X-Rite also posted the following financial highlights:

•	Net sales of $58.5 million, down 0.9 percent from the fourth quarter 2010, and 2011 net sales of $237.6 million, up 6.7 percent year over year

•	Operating income of $10.0 million, up 12.6 percent from the fourth quarter 2010, and 2011 operating income of $38.2 million, up $9.2 million, or 32.0 percent, year over year

•	Net income of $44.9 million, or $0.51 per diluted share, up $40.9 million from the fourth quarter 2010. For the full year 2011, the Company is reporting earnings of $0.56 per diluted share, up $0.52 from 2010. The fourth quarter and full year results were positively impacted by a release of tax valuation allowances

•

Adjusted EBITDA of $16.0 million, up $0.9 million from the fourth quarter 2010. Adjusted EBITDA was 27.4 percent of net sales for the fourth quarter of 2011 compared to 25.5 percent of net sales for the fourth quarter 2010. For the full year 2011, adjusted EBITDA was$63.2 million, up $6.9 million, or 12.3 percent, from 2010

•	Debt re-payments of $10.0 million in the fourth quarter 2011. Total Debt, including the Mandatorily Redeemable Preferred Stock, reduced by $33.8 million year over year

37. As these indicators make clear, X-Rite, if properly exposed to the market for corporate control, would bring a price materially in excess of the amount offered in the Proposed Transaction.

IV.	THE COMPANY’S BOARD AND EXECUTIVE OFFICERS STAND TO RECEIVE UNIQUE AND SUBSTANTIAL FINANCIAL BENEFITS IN THE PROPOSED TRANSACTION NOT AVAILABLE TO THE COMPANY’S PUBLIC SHAREHOLDERS

38. The Company’s executive officers and directors have material conflicts of interest and are acting to better their own personal interests through the Proposed Transaction at the expense of X-Rite’s public shareholders.

39. Specifically, according to the 14d-9, and as set forth in the table below, the Proposed Transaction creates a condition under which insiders’ restricted stock (“Restricted Stock”) and all restricted stock units (“RSUs”) held by these the Individual Defendants and certain executive officers of the Company will vest, entitling Defendants Vacchiano, Utley, Argov, Coppens, Eckert, Farmer, Friedberg, Frieder, and Weishaar to receive substantial compensation.

40. Furthermore, Individual Defendants will be the beneficiaries of “change in control” payments. As set forth in the following table, Defendant Vacchiano will receive in excess of $4 million.

	$000,00,000,0	$000,00,000,0	$000,00,000,0	$000,00,000,0	$000,00,000,0
Executive Officer/Director	Estimated Value of Cash Severance Payments (S)	Estimated Value of Acceleration of Vesting on Restricted Stock, RSUs and Stock Options (S)	Estimated Value of Benefit Plan Continuation ($)	Estimated Tax Gross-Up Payment ($)	Total ($)
Thomas J. Vacchiano	$1,545,000	$1,585,763	$18,348	$1,132,726	$4,281,837
Rajesh K. Shah	$1,022,112	$1,052,276	$15,731	$676,120	$2,766,239
Francis Lamy	$1,273,469	$741,792	$73,260	$—	$2,088,521
Vijender Stalam	$936,000	$495,286	$35,948	$533,139	$2,000,373
John E. Utley	$—	$61,827	$—	$—	$61,827
Gideon Argov	$—	$40,462	$—	$—	$40,462
Bradley J. Coppens	$—	$40,462	$—	$—	$40,462
David A. Eckert	$—	$40,462	$—	$—	$40,462
Colin M. Farmer	$—	$40,462	$—	$—	$40,462
Daniel M. Friedberg	$—	$40,462	$—	$—	$40,462
L. Peter Frieder	$—	$40,462	$—	$—	$40,462
Mark D. Weishaar	$—	$40,462	$—	$—	$40,462

41. These substantial financial interests create material conflicts of interest on the part of the directors that impair their ability to make an unbiased decision regarding the fairness of the Proposed Transaction to X-Rite’s public shareholders.

V. THE PRECLUSIVE DEAL PROTECTION DEVICES

Name of Officer or Director	Shares of Restricted Stock (#)	Shares subject to RSUs (#)	Aggregate Proceeds ($)(1)(2)
Thomas J. Vacchiano, Jr.	152,431	59,767	1,177,699
Rajesh K. Shah	95,554	21,190	647,929
Francis Lamy	—	101,697	564,418
Vijender Stalam	42,063	20,375	346,531
Gideon Argov	5,589	—	31,019
Bradley J. Coppens	5,589	—	31,019
Colin M. Farmer	5,589	—	31,019
David A. Eckert	5,589	—	31,019
Daniel M. Friedberg	5,589	—	31,019
L. Peter Frieder	5,589	—	31,019
John E. Utley	8,540	—	47,397
Mark D. Weishaar	5,589	—	31,019

42. Despite the unfair price, the Merger Agreement has a number of provisions that makes it more difficult for another buyer to purchase the Company.

A. The No Solicitation Provision

43. First, the Merger Agreement contains a strict “no solicitation” provision prohibiting the members of the Board from taking any affirmative action to comply with their fiduciary duties to maximize shareholder value, including soliciting alternative acquisition proposals or business combinations. Section 6.3 of the Merger Agreement contains a “no solicitation” provision that restricts X-Rite from considering alternative acquisition proposals by, among other things, constraining X-Rite’s ability to solicit or communicate with potential acquirers or consider their proposals. Specifically, the provision prohibits X-Rite from soliciting any alternative proposal, but permits the Board to consider an unsolicited proposal only if it constitutes or is reasonably calculated to lead to a “Superior Proposal” as defined in the Merger Agreement. However, even the Board’s consideration of an unsolicited proposal is restricted: prior to considering any such proposal, the Board must determine, in consultation with its financial advisors, that its fiduciary duties require it to consider the proposal. This section also demands that the Company terminate any and all prior or on-going discussions with other potential suitors. Thus, the Board cannot consider alternative proposals even if it reasonably believes that any such proposal would be beneficial to shareholders. Section 6.3 of the Merger Agreement states:

(a) From the date of this Agreement to the Effective Time, the Company agrees that it shall not, shall cause its Subsidiaries not to and shall use its reasonable best efforts to cause its Representatives not to, directly or indirectly, take any action to (i) solicit, initiate or facilitate any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, an Alternative Proposal, (ii) participate in any way in discussions or negotiations with, or furnish any non-public information to, any person in connection with or for the purpose of facilitating any Alternative Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Alternative Proposal, (iii) other than the Offer and the Merger, approve or recommend any Alternative Proposal, (iv) enter into any agreement or letter of intent with respect to any Alternative Proposal, (v) grant any waiver, amendment or release under any standstill agreement or Takeover Laws for the purpose of allowing a third party to make an Alternative Proposal, or (vi) resolve or propose to do any of the foregoing. The Company shall, and shall cause its Representatives and Subsidiaries to, immediately cease all discussions with any person with respect to any Alternative Proposal, and promptly deliver a written notice to any person that entered into a confidentiality agreement in anticipation of potentially making an Alternative Proposal requesting the prompt return or destruction of all confidential information.

(b) Notwithstanding the limitations set forth in Section 6.3(a), if the Company has received an unsolicited bona fide written Alternative Proposal prior to the Acceptance Time from a third party (which Alternative Proposal does not arise out of any breach of this Section 6.3) and the Board of Directors determines, after consultation with its financial advisor and outside legal advisor, that such Alternative Proposal constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal, the Company may (i) participate in any discussions or negotiations with such person, or (ii) provide any non-public information to such person only if, prior to providing such information, the Company has received from such person an executed Acceptable Confidentiality Agreement, provided that the Company shall promptly make available to Parent any information that is provided to such person. An “Acceptable Confidentiality Agreement” means a confidentiality and standstill agreement with terms no less favorable to the Company in any substantive respect than those contained in the Confidentiality Agreement.

44. The Merger Agreement goes further to reduce the possibility of a topping offer from an unsolicited purchaser. The Individual Defendants agreed to provide Danaher with information in order to match any other offer, thus providing Danaher access to the unsolicited bidder’s identity and the material terms of its offer. Section 6.3 of the Merger Agreement states:

(c) The Company agrees that it shall promptly (and, in any event, within one (1) Business Day of the Company’s knowledge of any such event) notify Parent if (x) any inquiries, proposals or offers with respect to an Alternative Proposal are received by, (y) any non-public information is requested from or (z) any discussions are sought to be initiated or continued with, the Company, any of its Subsidiaries or Representative indicating the identity of the person making such inquiry, offer or proposal and the material terms and conditions thereof and thereafter shall keep Parent reasonably informed, on a prompt basis, of any material developments or modifications to the terms of any such inquiries, proposals or offers and the status of any such material discussions.

(d) Except as expressly provided in Section 6.3(e), at any time after the date hereof, the Board of Directors shall not (i) effect a Change of Recommendation or (ii) cause or permit the Company or any of its Subsidiaries to enter into any definitive Contract with respect to an Alternative Proposal (other than an Acceptable Confidentiality Agreement in accordance with Section 6.3(b)) (an “Alternative Acquisition Agreement”).

45. Even if the Board determines that the competing offer constitutes a “Superior Offer,” Danaher is granted the right to amend the terms of the Merger Agreement to make a counter-offer so that the competing offer would no longer be considered superior to the Proposed

Transaction. Specifically, Section 6.3 of the Merger Agreement states:

(e) Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to the Acceptance Time, (i) if the Company has received a bona fide written Alternative Proposal (which Alternative Proposal did not arise out of any breach of this Section 6.3) from any person that has not been withdrawn and that the Board of Directors concludes constitutes a Superior Proposal, (x) the Board of Directors may effect a Change of Recommendation with respect to such Superior Proposal, or (y) the Company may terminate this Agreement to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal, only if: (A) the Board of Directors concludes (after consultation with its financial advisors and outside legal advisors) that the failure of the Board of Directors to do so would be inconsistent with the exercise of the fiduciary duties of the Board of Directors to the Company’s stockholders under applicable Law; (B) the Company shall have complied with all of its obligations under this Section 6.3; (C) the Company shall have provided prior written notice (a “Determination Notice”) to Parent at least three (3) calendar days in advance (the “Notice Period”), to the effect that the Board of Directors has concluded constitutes a Superior Proposal and the Board of Directors has determined to effect a Change of Recommendation and/or to terminate this Agreement, which notice shall specify the identity of the person making the Superior Proposal, the material terms thereof and copies of all relevant documents relating to such Superior Proposal; (D) prior to effecting such Change of Recommendation or termination, the Company shall, and shall cause its financial and legal advisors to, during the Notice Period, negotiate (if Parent has notified the Company that it desires to negotiate) with Parent and its Representatives in good faith to make such adjustments in the terms of this Agreement, so that such Alternative Proposal would cease to constitute a Superior Proposal; provided that, in the event of any material revisions to the Alternative Proposal that the Board of Directors has determined to be a Superior Proposal, the Company shall be required to deliver a new Determination Notice to Parent and to comply with the requirements of this Section 6.3 (including Section 6.3(e)) with respect to such new Determination Notice and the revised Superior Proposal contemplated thereby; provided, further, that the Notice Period with respect to any new Determination Notice delivered pursuant to the immediately preceding proviso shall be reduced from three (3) calendar days to two (2) calendar days; and (E) in the case of any action contemplated by clause (y) of this Section 6.3(e), the Company shall concurrently terminate this Agreement in accordance with Section 8.1(g); or (ii) other than in connection with an Alternative Proposal, the Board of Directors may take the actions specified in clauses (i), (iii)(B) or (v) in the definition of Change of Recommendation (“Intervening Event Change of Recommendation”) in response to an Intervening Event if the Board of Directors shall have determined, after consultation with outside counsel, that failure to do so would be inconsistent with the exercise of the fiduciary duties of the Board of Directors to the Company’s stockholders under applicable Law, only if: (A) the Company shall have provided a Determination Notice to Parent for at least the Notice Period to the effect that the Board of Directors has determined to effect an Intervening Event Change of Recommendation, which notice shall specify the Intervening Event in reasonable detail (and provided that any material change to the facts and circumstances relating to such Intervening Event Change of Recommendation shall require a new notice and a new Notice Period); (B) prior to effecting such Intervening Event Change of Recommendation, the Company shall, during the Notice Period, negotiate (if Parent has notified the Company that it desires to negotiate) with Parent to make such adjustments in the terms and conditions of this Agreement in such a manner that such Intervening Event no longer necessitates such Intervening Event Change of Recommendation; and (C) at or following the end of such Notice Period, the Board of Directors concludes in good faith, after consultation with its outside legal advisors, that such Intervening Event continues to necessitate an Intervening Event Change of Recommendation (in each case taking into account any revisions to this Agreement made or proposed in writing by Parent).

46. Thus, even if the Board receives an intervening bid that appears to be “superior” to Danaher’s offer, they are precluded from even entering into discussions and negotiations unless they first reasonably determine in good faith that the alternative proposal is, in fact, “superior,” and give Danaher the ability to match the competing offer. Consequently, this provision prevents the Board from exercising their fiduciary duties and precludes an investigation into competing proposals unless the Board first determines that the proposal is “superior.”

B. The Termination Fee

47. In addition, Section 8.1, of the Merger Agreement contains a prohibitive termination fee. This section provides that under specified circumstances the Company must pay a $16.6 million termination fee that will all but ensure that no competing offer will be forthcoming. Section 8.1 of the Merger Agreement states:

In the event this Agreement is terminated by the Company pursuant to Section 8.1(f), the Company shall pay a fee of sixteen million six hundred thousand dollars ($16,600,000) in cash (the “Termination Fee”) to Parent prior to or concurrent with such termination.

48. Further, Section 8.1 limits the Company’s ability to engage in another transaction for up to 12 months following the termination of the Merger Agreement under certain circumstances. Section 8.1 of the Merger Agreement states:

(d) In the event that (i) this Agreement is terminated by Parent or the Company, as applicable, pursuant to Section 8.1(b) or 8.1(e), (ii) prior to the time of such termination an Alternative Proposal has been publicly announced and not bona fide publicly withdrawn and (iii) at any time after the execution of this Agreement and prior to the date that is twelve (12) months after such termination, an Alternative Proposal is consummated or a definitive agreement related to an Alternative Proposal is entered into which is subsequently consummated; then in any such event the Company shall pay the Termination Fee to Parent prior to or concurrent with the consummation of such transaction.

49. Ultimately, these preclusive deal protection provisions improperly restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonable constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances.

C. The Top-Up Option

50. Section 1.4 of the Merger Agreement grants Merger Sub an irrevocable Top-Up Option to purchase newly issued shares of Company Common Stock (“Top-Up Shares”) so that it can reach the requisite number of shares to begin a short form Merger. Once Danaher, Merger Sub, and any of their respective affiliates acquire at least 90% of the outstanding shares of the Company’s common stock, including through exercise of the Top-Up Option, Merger Sub will complete the Merger through a “Short-Form” merger. Specifically, the Merger Agreement provides:

(a) The Company hereby grants to Merger Sub an irrevocable option (the “Top-Up Option”) exercisable only on the terms and conditions set forth in this Section 1.4, to purchase at the Per Share Amount up to that number of newly issued Shares (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the number of Shares owned by Parent and Merger Sub at the time of the exercise of the Top-Up Option, shall constitute one share more than 90% of the Shares outstanding immediately after the issuance of the Top-Up Shares on a fully diluted basis; provided, however, that the Top-Up Option shall not be exercisable for a number of Shares in excess of the Shares authorized and unissued or held in the treasury of the Company at the time of exercise of the Top-Up Option (including as outstanding only options that are vested as of that date or that may vest prior to the End Date, if any). The Top-Up Option shall be exercisable only once, in whole but not in part, after the Acceptance Time and prior to the earlier to occur of (A) the Effective Time and (B) the termination of this Agreement in accordance with its terms.

(b) In the event Merger Sub wishes to exercise the Top-Up Option, Merger Sub shall give the Company written notice, specifying (i) the number of Shares owned by Parent and its Subsidiaries at the time of such notice (giving effect to the acceptance of Shares in the Offer) and (ii) a place and a time for the closing of such purchase. The Company shall, as soon as practicable following receipt of such notice, deliver written notice to Merger Sub specifying, based on the information provided by Merger Sub in its notice, the number of Top-Up Shares to be purchased by Merger Sub. At the closing of the purchase of Top-Up Shares, the aggregate purchase price owed by Merger Sub to the Company for the Top-Up Shares shall be paid to the Company at Parent’s election, either (i) entirely in cash, by wire transfer of same-day funds or (ii) by (A) paying in cash by wire transfer of same-day funds an amount equal to not less than the aggregate par value of the Top-Up Shares and (B) issuing to the Company a promissory note having a principal amount equal to the aggregate purchase price pursuant to the Top-Up Option less the amount paid in cash pursuant to the preceding clause (A) (the “Promissory Note”). The Promissory Note (i) shall bear interest at a rate per annum equal to the prime lending rate prevailing from time to time during such period as published in the Wall Street Journal, (ii) shall mature on the first anniversary of the date of execution of the Promissory Note, (iii) shall be full recourse to Parent and Merger Sub, (iv) may be prepaid, at any time, in whole or in part, without premium or penalty, and (v) shall have no other material terms. The Company shall cause to be issued to Merger Sub a certificate representing the Top-Up Shares or, if the Company does not then have certificated Shares, the applicable number of Book-Entry Shares. Such certificates or Book-Entry Shares may include any legends that are required by Federal or state securities Laws.

51. The Top-Up Option is designed to allow Danaher and Merger Sub to acquire the shares of non-tending stockholders without a long-form merger that requires notice, disclosure, and a stockholder vote. After the close of the Tender Offer, Danaher will, through Merger Sub, be the Company’s majority stockholder. In a long-form merger, Danaher would owe a fiduciary duty, including disclosure obligations, and the merger would be subject to review under the entire fairness standard. The Proposed Transaction is structured to attempt to avoid application of the entire fairness standard to the two-step merger. The structure is an inequitable manipulation of the corporate machinery to eliminate the rights of minority stockholders, including their rights to notice, disclosure, a vote and procedural fairness in a cash-out merger.

D.	The Support Agreements

52. Additionally, concurrently with the execution of the Merger Agreement, each of OEPX, LLC (“OEPX”), Sagard Capital Partners, L.P. (“Sagard”) and “Tinicum,” consisting of Tinicum Capital Partners II, L.P., Tinicum Capital Partners II Parallel Fund and Tinicum Capital Partners II Executive Fund, entered into a separate tender and support agreement (the “Support Agreements”) with Danaher and Purchaser whereby such shareholder committed to tender shares equaling 40% of the Company’s total outstanding Shares (the “Covered Shares”). Each of OEPX, Sagard and Tinicum has further stated its intent to tender in the Offer all of the remaining Shares held by such shareholder and its affiliates, which together with the Covered Shares, represents an aggregate of approximately 68% of the total outstanding Shares.

VI.	THE BOARD VIOLATED ITS FIDUCIARY DUTIES BY ALLOWING THE PROPOSED TRANSACTION TO BE NEGOTIATED THROUGH A TAINTED PROCESS

53. The Proposed Transaction was the result of a flawed process driven by a conflicted investment banker. Centerview advised the Board on the Proposed Transaction, submitting a so-called “fairness opinion” that supported the inadequate $5.55 per share price. However, David Cohen, the Centerview Partner who led Centerview’s engagement with the Company, is a former director of X-Rite and a former employee of One Equity Partners, an affiliate of OEPX, X-Rite’s largest shareholder. Mr. Cohen has an economic interest in the Company through affiliates of One Equity Partners. Being conflicted in this manner, Centerview is clearly not the logical choice for an unbiased financial advisor and can not genuinely provide uncompromised financial advice.

54. Moreover, as set forth in the 14d-9: In consideration of Centerview’s services, the Company has agreed to pay Centerview a transaction fee which is estimated as of April 4, 2012 to be approximately $8.9 million, $1.0 million of which became payable upon delivery of Centerview’s written opinion, and the remainder of which will become payable upon the consummation of the transaction. In addition, the Company, in its sole discretion, may pay Centerview an additional fee of up to approximately $1.3 million (estimated as of April 4, 2012), payable concurrent with the payment of the transaction fee. The Company has also agreed to reimburse Centerview for certain expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of its engagement.

55. Accordingly, Centerview is further conflicted because the vast majority of its fee is contingent upon the consummation of the Proposed Transaction.

VII. THE MATERIALLY MISLEADING 14D-9

56. It is critical that the shareholders receive complete and accurate information about the Proposed Transaction. To date, defendants have failed to provide the Company’s shareholders with that information. As set forth in more detail below, the 14D9 fails to disclose material information, including but not limited to: (a) key information about the sales process for the Company; (b) the data and inputs underlying the financial valuation exercises that purport to support the “fairness opinion” provided by Centerview and (c) details Centerview’s potential conflict of interest, including the amount of compensation received for services it has provided Danaher.

A.	The 14d-9 Fails to Adequately Describe the Process that Resulted in the Proposed Transaction

57. The Board breached its fiduciary duties to ensure a fair process. The 14d-9 fails to disclose several important details in the section entitled “Background of the Merger.” For example1:

•

On page 15, Defendants fail to disclose the substance of October 11, 2011 Board meeting, including why the Board chose Centerview as its financial advisor over the other potential financial advisor it had interviewed.

•	On page 16, Defendants fail to disclose the substance of the regularly scheduled meeting of the Board in December of 2011, including Centerview’s analysis of the Company.

•

On page 16, Defendants fail to disclose the substance of the January 6, 2012 Board meeting, including Centerview’s review of strategic alternatives available to the Company, including: (1) continuing to operate the Company under management’s strategic plan; (2) supplementing management’s strategic plan with mergers and acquisitions; (3) facilitating an exit for the Principal Shareholders while remaining a public company, including through secondary offerings; and (4) pursuing a sale of the Company.

•

On page 16, Defendants fail to disclose the substance of the January 6 2012 Board, including discussion regarding: (1) the expenses required in order to invest in the sales and marketing activities and additional technologies; (2) growth opportunities in light of the Company’s specialized products and the nature of the businesses it operates; (3) encumbrances relating to the growth of the Company’s business as an independent company; (4) why additional institutional investors would be difficult to attract; (5) why a sale of stock by the Company’s largest shareholders presented challenges; (6) a sale of the Company as compared to continuing to operate the business under management’s strategic plan; (7) potential financial and strategic buyer and specific detail on how the Board went from a universe of 51 potential buyers to 10 buyers; (8) why the Board decided not to include in the formal sale process the other 42 identified potential buyers; and (9) Danaher.

•

On page 17, Defendants fail to disclose the substance of January 25, 2012 Board meeting, including: (1) Centerview’s update on the status of discussions with the potential interested parties; and (2) the X-Rite management’s review of the current financial performance of the business.

•	On page 18, Defendants fail to disclose the details of the February 16, 2012 Board meeting.

•	On page 18, Defendants fail to disclose the substance of the February 29, 2012 Board meeting including Centerview’s outline of the three indications of interest

[1]	All page numbers referenced herein refer to the 14d-9.

received to date and discussion that followed.

•	On page 19, Defendants fail to disclose the substance of the March 7, 2012 meeting between Danaher’s management team and the Company’s management.

•	On page 19, Defendants fail to disclose the substance of the discussions between Centerview and Company 2 regarding a potential transaction.

•	On page 19, Defendants fail to disclose the substance of the March 8, 2012 meeting between the Company’s senior management and representatives of Company 3.

•	On page 19, Defendants fail to disclose the details Company 1 gave regarding why it was no longer interested in exploring an acquisition of the Company.

•	On page 19, Defendants fail to disclose the details Company 3 gave regarding why it was not interested in further exploring an acquisition of the Company.

•	On page 19, Defendants fail to disclose the substance of the March 16, 2012 meeting between representatives from Danaher and the Company.

•	On page 19, Defendants fail to disclose the substance of the March 19, 2012 and April 2, 2012 conversations between Mr. Daniels, Danaher’s Executive Vice President, and Mr. Vacchiano.

•	On page 20, Defendants fail to disclose the details Company 2 gave as to why it was withdrawing from the sale process.

•	On page 20, Defendants fail to disclose the substance of the March 20, 2012 and April 5, 2012 due diligence meetings between Danaher’s management team and the Company’s management team.

•

On page 20, Defendants fail to disclose the substance of the April 6, 2012 Board meeting including: (1) Centerview’s review of the sale process, including the decisions by the other potential buyers to withdraw from the sale process; (2) Centerview review of illustrative valuation ranges for the Company based on the Moderate Growth Case and the Management Presentation Case; and (3) discussions regarding Danaher.

•

On page 20, Defendants fail to disclose the substance of the April 6, 2012 telephonic Board meeting after receipt of Danaher’s price proposal of $5.50 per share, including: (1) Centerview’s summary of the terms of Danaher’s proposal; (2) discussions regarding the Support Agreement; and (3) discussion regarding potential alternatives, including terminating the sale process and continuing to operate the Company as an independent business under management’s strategic plan.

•	On page 21, Defendants fail to disclose the substance of meeting held between April 7, 2012 and April 10, 2012 between representatives of the Company and representatives of Danaher.

•

On page 22, Defendants fail to disclose the substance of the April 9, 2012 Board meetings including: (1) Centerview’s review of the terms of Danaher’s offer including; and (2) discussions regarding the Support Agreements.

B.	The 14d-9 Fails to Provide Adequate Information Concerning Centerview’s Analysis and Fairness Opinion

58. In the 14d-9, Centerview describes its fairness opinion and the various valuation analyses it performed to render its opinion. However, the description fails to include necessary underlying data, support for conclusions, or the existence of, or basis for, the underlying assumptions. Without this information, one cannot replicate the analysis, confirm the valuations, or evaluate the fairness opinion.

•

With respect to Centerview’s “Historical Stock Trading Analysis,” the 14d-9 fails to disclose the basis for the selection of the time period used in the analysis. This information is material to shareholders because it is important in assessing the reasonableness of Centerview’s fairness opinion.

•

With respect to Centerview’s “Selected Companies Analysis,” the 14d-9 fails to disclose: (a) the operating characteristics and concepts of the various companies that Centerview considered “comparable” to X-Rite; and (b) the actual multiples applied by Centerview resulting in the indicated value ranges. This information is material to shareholders because it is important in assessing the reasonableness of Centerview’s fairness opinion.

•

With respect to Centerview’s “Discounted Cash Flow Analysis,” the 14d-9 fails to disclose: (a) the cash flow projections provided by the Company to Centerview (see 14d-9 at page 26); (b) the unleveraged free cash flow projections calculated and utilized by Centerview, as well as all line items necessary to calculate the Company’s unlevered free cash flows; (c) the betas, risk premium, and capital structure metrics that were used to calculate the Company’s weighted average cost of capital; (d) the criteria used to select the discount rates of 10.7% to 12.7%; and (e) the criteria used to select the terminal year multiple range of 8.0x to 10.0x. This information is material to shareholders because it is important in assessing the reasonableness of Centerview’s fairness opinion.

•	With respect to Centerview’s “Selected Precedent Transactions Analysis,” the

14d-9 fails to disclose (a) the operating characteristics and concepts of the various target companies that Centerview considered similar to X-Rite; (b) the multiples of LTM EBITDA observed for each transaction in the analysis, or at least the mean and median multiples; and (c) the criteria used to select the 8.9x to 13.8x reference range of multiples used in the analysis. This information is material to shareholders because it is important in assessing the reasonableness of Centerview’s fairness opinion.

•

There is no more material information to shareholders in a merger than the information underlying or supporting the purported “fair value” of their shares. Shareholders are entitled to the information necessary to inform a decision as to the adequacy of the merger consideration, which includes the underlying data (including management’s projections) the investment banker relied upon, the key assumptions that the financial advisor used in performing valuation analyses, and the range of values that resulted from those analyses. Here, the analyses of the financial advisor incorporated certain critical assumptions that significantly affected the output (valuation) of the analyses. Without this material information, shareholders had no basis on which to judge the adequacy of Danaher’s offer.

59. Without full and fair disclosure of the material information set forth above, X- Rite shareholders should not be asked to tender their shares.

FIRST CAUSE OF ACTION

(Against the Individual Defendants for Breach of Fiduciary Duties)

60. Plaintiff repeats and realleges each allegation set forth herein.

61. The Individual Defendants have violated fiduciary duties owed to public shareholders of X-Rite.

62. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants have failed to obtain for X-Rite’s public shareholders the highest value available for X-Rite in the marketplace.

63. As demonstrated by the allegations above, the Individual Defendants breached their fiduciary duties owed to the shareholders of X-Rite because they failed to take steps to maximize the value of X-Rite to its public shareholders in a change of control transaction.

64. As a result of the actions of defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive the highest available value for their equity interest in X-Rite. Unless the Individual Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

65. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from immediate and irreparable injury, which the Individual Defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

(Against Danaher and Merger Sub for Aiding and Abetting the

Individual Defendants’ Breaches of Fiduciary Duty

66. Plaintiff repeats and realleges each allegation set forth herein.

67. Danaher and Merger Sub have acted and are acting with knowledge of, or with reckless disregard to, the fact that the Individual Defendants are in breach of their fiduciary duties to X-Rite’s public shareholders, and have participated in such breaches of fiduciary duties.

68. Danaher and Merger Sub knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. In so doing, Danaher and Merger Sub rendered substantial assistance in order to effectuate the Individual Defendants’ plan to consummate the Proposed Transaction in breach of their fiduciary duties.

69. Plaintiff has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands relief in his favor and in favor of the Class and against Defendants as follows:

A. Declaring that this action is properly maintainable as a Class action and certifying Plaintiff as Class representatives;

B. Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain a merger agreement providing the best available terms for shareholders;

C. Rescinding, to the extent already implemented, the Proposed Transaction or any of the terms thereof, or granting Plaintiff and the Class rescissory damages;

D. Directing the Individual Defendants to account to Plaintiff and the Class for all damages suffered as a result of the wrongdoing;

E. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorney’ and experts’ fees; and

F. Granting such other and further equitable relief as this Court may deem just and proper.

Dated: April 20, 2012	MILBERG LLP

	By:	/s/ Paul Novak
Paul F. Novak

pnovak@milberg.com

One Kennedy Square

777 Woodward Avenue

Suite 890

Detroit, MI 48226

Telephone: (313) 309-3760

Facsimile: (313) 447-2038

Milberg LLP

Benjamin Y. Kaufman

bkaufman@milberg.com

One Pennsylvania Plaza

New York, NY 10119

Telephone: (212 594-5300

Facsimile: (212) 868-1229

BRODSKY & SMITH, LLC

Evan J. Smith

Two Bala Plaza

Suite 602

Bala Cynwyd, PA 19004

ph: 610.667.6200

fax: 610.667.9029

BROWER PIVEN

    A Professional Corporation

David A.P. Brower

Brian C. Kerr

488 Madison Avenue, 8th Floor

New York, NY 10022

Tel.: (212) 501-9000

Fax: (212) 501-0300

Counsel for Plaintiff